Mail Stop 4561

May 20, 2008

J.W. Braukman III
Chief Financial Officer
MTM Technologies, Inc.
1200 High Ridge Road
Stamford, CT 06905

      Re: MTM Technologies, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed May 5, 2008
            File No. 0-22122

Dear Mr. Braukman:

      We have completed our review of your revised filing and have no further comments at this time.

              Sincerely,

              David L. Orlic
              Special Counsel

cc: <u>Via Facsimile (212) 829-2078</u>
       Tammy Fuden, Esq.
       Telephone: (212) 603-2361